August 10, 2009
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	American Physicians Capital, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-32057
Dear Mr. Rosenberg,
We received your letter July 29, 2009 and appreciate your comments with respect to the above listed reports of American Physicians Capital, Inc. (the “Company”). We continuously look for ways to enhance the financial disclosures that we make as part of our public filings and look forward to working with you on the matters outlined in your letter.
Our responses to your comments are listed below, in sequence of the comments in your letter, with each comment reprinted prior to our response in order to aid your review. We are providing the information that you requested and where you have requested revised disclosure, we have provided the revision we intend to include in our future filings.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
1301 North Hagadorn Road s P.O. Box 1471 s East Lansing, MI 48826-1471
(517) 351-1150 s 1-800-748-0465 s www.apcapital.com

James B. Rosenberg

Comment 1 — Important Agency Relationship, page 5
You have disclosed that you renewed your contract with SCW effective January 2009. We note that the latest agreement with SCW appears to be the Master Agency Agreement, effective as of November 1, 2008. Please confirm whether or not this agreement was automatically renewed. If it was not, please either file the renewed agreement or identify the filing in which you filed the agreement.
Response to Comment 1
The original Master Agency Agreement, effective January 1, 2004, which was filed as Exhibit 10.35, automatically renews for successive periods of five (5) years each, unless the Master Agency Agreement is terminated, as per Section III. B. of the Master Agency Agreement. This agreement did automatically renew in January 2009.
The Master Agency Agreement, effective November 1, 2008, that was filed as Exhibit 10.55 was an amendment to the original Master Agency Agreement. This amendment expanded the coverage of the original Master Agency Agreement to include the State of Ohio as a Designated Market.
Comment 2 — Investments, page 18
You disclose that you utilize independent pricing vendors to assist you in determining fair values. Revise your disclosure to explain the extent in which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Ensure your disclosure includes the following:
a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why you adjusted quotes or prices you obtained from brokers and pricing services;

d.	Whether the broker quotes are binding or non-binding; and

e.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

James B. Rosenberg

Response to Comment 2
In response to your comment, we expanded our disclosures in the Critical Accounting Policies section of the MD&A as well as in Note 6, Fair Values, of the Notes to unaudited Condensed Consolidated Financial Statements included in our June 30, 2009 Report on Form 10-Q. We have included copies of the revised disclosures for your reference as Exhibits A and B , respectively, to this letter. Exhibit A has been marked to show changes from the relevant Form 10-K discussion and Exhibit B has been marked to show changes from the March 31, 2009 Form 10-Q discussion. We will include similar disclosure in future filings.
Comment 3 — Investments (con’t)
Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid)
Response to Comment 3
We have expanded our disclosures in the Critical Accounting Policies section of the MD&A as well as in Note 6 of the Notes to unaudited Condensed Consolidated Financial Statements included in our June 30, 2009 Report on Form 10-Q to respond to your comment. The revised language is included in the attached Exhibits A and B. We will include similar disclosure in future filings.
Comment 4 — Cash and Cash Equivalents, page 48
Please tell us the amount of commercial paper included in cash and cash equivalents at December 31, 2008 and March 31, 2009 and tell us why you believe it still qualified as a cash and cash equivalent at the balance sheet dates.
Response to Comment 4
With regard to your comment requesting additional information concerning the commercial paper portion of our cash and cash equivalents, as of December 31, 2008 and March 31, 2009 our cash and cash equivalents included $26.0 million and $33.5 million, respectively, of commercial paper. Our policy with regard to cash equivalents, as disclosed in our December 31, 2008 Form 10-K on page 48, is an abbreviated form of the following commonly accepted definition of cash equivalents set forth in ASC-250-10-50-1.

James B. Rosenberg

     Cash equivalents are short-term, highly liquid investments that have both of the following characteristics:
a.	Readily convertible to known amounts of cash

b.	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Generally, only investments with original maturities of three months or less qualify under that definition. Original maturity means original maturity to the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents. However, a Treasury note purchased three years ago does not become a cash equivalent when its remaining maturity is three months. Examples of items commonly considered to be cash equivalents are Treasury bills, commercial paper, money market funds, and federal funds sold (for an entity with banking operations).
We have attached in Exhibit C the detail of our commercial paper holdings as of both December 31, 2008 and March 31, 2009, which shows the dates acquired and maturity dates. In all cases, the maturity date is less than three months from the acquisition date, thus meeting the above GAAP definition of a cash equivalent.
Please also note that in the first quarter of 2009 we attached the detail of our fixed-income security portfolio, including our cash and cash equivalent holdings as an Exhibit to our Form 10-Q (Exhibit 99.1). We anticipate that we will continue to attach this detail as an Exhibit each quarter for the foreseeable future.
Comment 5 — Loss and Loss Adjustment Expense, page 20
You recorded $8.2 million of favorable prior accident year development in March 31, 2009 and $8.4 million of favorable prior year development in March 31, 2008. Please tell us and revise your disclosure to explain the reasons for the changes in estimate in 2009 and 2008 especially in light of the increase in frequency and severity during the quarter. In this respect, please provide the following:
a.	Discuss how each of your key assumption(s) in developing these liabilities has changed historically over the periods presented.

b.	Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

c.	Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these liabilities at December 31, 2008. Merely applying a hypothetical basis point change to your medical cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities does not appear to accomplish this objective.

James B. Rosenberg

Response to Comment 5
a)	In both the quarters ending March 31, 2008, and March 31, 2009, the observed favorable development resulted from a downward revision in projected claim severities from those projected as of December 31, 2007 and December 31, 2008, respectively. We recognize that paid severity has increased in the first quarter of 2009, but the increase was less than anticipated, causing us to revise our projections of ultimate severity and yielding the favorable development as reported. Our reserve estimates anticipate that claims severity will rise due to our increased reinsurance retention, the effects of medical care cost inflation, and the corollary effect the reduction in claims frequency has on severity resulting from our assumption that fewer non-meritorious claims are being filed. We have modified our loss and loss adjustment expense disclosure in our June 30, 2009 Form 10-Q to include this expanded discussion of favorable development. Please see Exhibit D for this additional disclosure.
b)	Current year liabilities, defined as the reserves for the current accident year, are the product of the selected accident year loss ratio and the earned premium, less the related cumulative loss payments as of the selected financial date. Thus, the key assumption in determining the current year liabilities is the selected accident year loss ratio. The accident year loss ratio increased between 2008 and 2009 primarily due to a premium rate decreases, which we have disclosed in our MD&A as filed. Claim frequency, to the extent it is higher or lower than expected, can also influence the accident year loss ratio. We recognize that claim frequency has increased in the first quarter of 2009, but similar to claim severity, the increase was less than anticipated.
c)	Our current disclosures in the Form 10-K provide a range of reasonable estimates of reserves, including the associated impacts on pre-tax net income if reserve estimates develop to the low or high end of the range. In addition, we disclose the amount of average case reserve per open claim and our total incurred but not reported, or IBNR, reserves. The range of reasonable estimates is based on a review of the various actuarial projections of ultimate losses and loss adjustment expenses and takes into account numerous inter-related variables. Due to the complexity of actuarial analysis and the correlation and inter-relation among reserving variables, it is neither practical nor meaningful to isolate and demonstrate the impact of changes in a particular assumption such as claims frequency or severity. For example, a particular hypothetical increase in claims frequency would not necessarily drive an increase (in any amount) in reserves if claim severity were stable or decreasing, if the increase was driven by non-meritorious claims, or if the increase was anticipated in the prior reserve estimate. Moreover, underlying assumptions are typically adjusted based on historical trends over time and expectations for how those trends will continue into the future, not on an isolated increase or decrease in a particular variable. The estimation of

James B. Rosenberg

medical professional liability and workers compensation reserves are inherently difficult, due to the long tail nature of claims and the influence of both internal and external factors, as more completely described in the Risk Factors section of our Form 10-K. By providing a range of estimates derived from the various actuarial projections and their impact on our results of operations, we have quantified the impact of varying assumptions that affect future loss development, including changes in frequency and severity, to the extent material to our investors. We believe that adding more complex disclosure as requested is likely to confuse and may mislead investors.
If you have any questions or comments to our response, please contact me at (517) 324-6737, ffreund@apcapital.com or Doug Collins, Controller at (517) 324-6749, dcollins@apassurance.com.
Thank you for your attention to this filing and response.
Sincerely,
\s\ Frank H. Freund
Frank H. Freund
Chief Financial Officer

Exhibit A
Critical Accounting Policies — Revisions Underlined
Investments
     The Company classifies all investment securities as either held-to-maturity or available-for-sale at the date of purchase based on the Company’s ability and intent to hold individual securities until they mature. In addition, on a periodic basis, the Company reviews its fixed-income and equity security portfolio for proper classification as trading, available-for-sale or held-to-maturity. Based on such a review in 2005, we transferred a significant portion of our fixed-income security portfolio from the available-for-sale category to the held-to-maturity category. Securities were transferred at their estimated fair value. Any unrealized gains or losses, net of taxes, at the date of transfer continue to be reported as a component of accumulated other comprehensive income, and are being amortized over the remaining life of the securities through other comprehensive income.
     Available-for-sale fixed-income and equity securities are reported at their estimated fair value, with any unrealized gains and losses reported net of any related tax effects, as a component of accumulated other comprehensive income. Any change in the estimated fair value of available-for-sale investment securities during the period is reported as unrealized appreciation or depreciation, net of any related tax effects, in other comprehensive income. Held-to-maturity securities, other than those transferred to the held-to-maturity category as described above, are carried at amortized cost. Investment income includes amortization of premium and accrual of discount for both held-to-maturity and available for sale securities on the yield-to-maturity method if investments are acquired at other than par value.
     The fair values of all of our investment securities are determined ~~by following the guidance and hierarchy in SFAS No. 157.~~as follows. If securities are traded in active markets, quoted prices are used to measure fair value (Level 1). If quoted prices are not available, prices are obtained from various independent pricing vendors based on pricing models that consider a variety of observable inputs (Level 2). Benchmark yields, prices for similar securities in active markets and quoted bid or ask prices are just a few of the observable inputs utilized. ~~Prices determined by the model are then compared with prices provided by other pricing vendors and against prior prices to confirm that deviations are within tolerable limits.~~ If the pricing vendors are unable to provide a current price for a security, a fair value is developed using alternative sources based on a variety of less objective assumptions and inputs (Level 3).
     We currently have only two ~~Level 1~~ securities in our available-for-sale investment portfolio~~, which~~ that have Level 1 fair values. These securities are publicly traded equity securities~~.~~ with a total fair value of $17.8 million at June 30, 2009. We also have two available-for sale securities with Level 3 ~~securities~~fair values, one of which is valued by a non-preferred pricing vendor using a pricing model as discussed above. However, due to a lack of comparable values from other pricing vendors with which to validate the fair value of this security, we have elected to classify the fair value of this security as a Level 3. The other ~~Level 3~~ security with a Level 3 fair value is valued based on the present value of cash flows~~,~~ and contemplates interest ~~rate~~rates, principal repayments and other assumptions made by us~~, and results in a~~. The resulting fair value ~~for~~of the security ~~that~~ approximates its par value and there were no material changes in the assumptions we used to determine the fair value of this security during the six months ended June 30, 2009 or 2008. Securities with Level 3 fair values had a total fair value of $6.1 million at June 30, 2009. The rest of our available for sale fixed-income security portfolio, $232.2 million at June 30, 2009, consists of securities deemed to be Level 2~~, and are valued in accordance with the processes and procedures discussed above and in Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this report for Level 2 fair values~~.
     In determining the fair value of securities with a Level 2 fair value, prices are solicited from between four and ten pricing vendors or sources. Typically, each security type, e.g., corporate bonds, mortgage-backed securities or municipal bonds, has a preferred pricing vendor that specializes in that particular security type. In these cases, the preferred vendor price is used and the prices from other vendors are used to check the reasonableness of the preferred vendor’s price by making sure that all prices for a given security fall within a specified range. This type of tolerance check helps to ensure the accuracy of the preferred vendor’s price. The tolerance threshold can vary for individual securities based on security type, region and other factors. Preferred vendor prices are also tolerance checked against previously provided prices, which are provided daily, with the exception of some municipal bonds, which are provided weekly and at month-ends.

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      Prices provided by pricing vendors are based on proprietary pricing models, as described above, which produce an institutional bid evaluation. Institutional bid evaluations are an estimated price that a broker would pay for a security, typically in an institutional round lot. A bid evaluation is not a binding bid quote.
      With the exception of our two fixed-income securities with Level 3 fair values, we have determined that the markets for our other fixed-income securities are active. Accordingly, prices obtained from pricing vendors for our Level 2 fair value fixed-income securities have not been adjusted as the prices provided by vendors appear to be based on current information that reflects orderly transactions. The market for our Level 3 fair value securities, both of which are private placement securities, is inactive due to the nature of and restrictions associated with private placement securities. The determination of whether a market is inactive is made on a security-by-security basis using factors such as the following.
•	Few recent transactions

•	Price quotations that are not based on current information

•	Significant increases in implied liquidity risk premiums and yields

•	Wide bid-ask spreads or a significant increase in bid-ask spreads

•	Significant decline or absence of a market for new issuances

•	Little publicly released information
      We have made no adjustment to the fair value of our one Level 3 fair value security that is priced by a pricing vendor. Our other Level 3 fair value security is not priced by vendors, but rather is priced by us as described above.
      Quarterly, we review our investment portfolio for any potential credit quality or collection issues ~~and for any securities with respect to which we consider a decline in fair value to be~~ that may be indicative of an other than temporary~~. Investments which are considered to be other than temporarily impaired~~ impairment, or OTTI~~, are written down to their estimated~~. Recent changes in GAAP have required us to modify the manner in which we conduct such evaluations with respects to our fixed-income securities. We must now positively affirm for all impaired securities, i.e., a security whose fair value is less than its amortized cost, that we do not intend to sell the security and that it is more likely than not that we will not be required to sell an impaired security before its entire amortized cost is recovered. Evaluating whether a security is more likely than not to be required to be sold before its full amortized cost is recovered requires judgment in assessing the reasons that a sale may be required, such as to maintain regulatory compliance or to meet liquidity needs, and the likelihood and timing of such events occurring. If both criteria cannot be positively affirmed, the security is deemed to be OTTI and must be written down to its fair value as of the end of the reporting period ~~in which the OTTI was noted and the amount~~through a charge to income.
      In determining if the full amortized cost of an impaired security is recoverable, we must make a best estimate of the present value of the security’s expected cash flows. In making our best estimate of the cash flows related to a particular security, we consider the following:
•	The remaining payment terms of the security;

•	Prepayment risk and speeds;

•	The financial condition of the issuer;

•	Expected defaults; and

•	The value of any underlying collateral.
     If an impaired security’s full amortized cost is not expected to be recovered, then the security is deemed to be OTTI and must be written down to its fair value as of the reporting date. The security’s amortized cost is written down for the portion of the OTTI due to credit losses, which is the difference between the original amortized cost of the security and the present value of its expected cash flows. This write down is charged to income and the new amortized cost basis of the security is accreted to par value as interest income. Any remaining difference between the security’s fair value and the present value of the expected cash flows is deemed to be the non-credit loss portion of the OTTI and is recognized ~~as a current period expense. Subsequent recoveries in the fair value of impaired securities are not reported in income, but rather as unrealized gains, net of tax, in~~ in other comprehensive income~~. Inherent in our evaluation of a particular security are assumptions and estimates about the operations of the issuer,~~

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~~and its future liquidity and earnings potential. Some of the factors considered~~, net of taxes, separately from unrealized gains and losses on available-for-sale securities. If the OTTI security is a held-to-maturity security, the non-credit loss portion of the OTTI is accreted from accumulated other comprehensive income to the new amortized cost basis of the security over its remaining life in ~~evaluating whether a decline~~a prospective manner. This accretion will increase the carrying value of the OTTI held-to-maturity security with no effect on income.
      We have not recognized an OTTI charge in ~~fair value is~~ 2009 as a result of this change in evaluation methodology. We did, however, record an OTTI charge of $858,000 in 2008 related to the impairment of bonds whose decline in fair value was deemed to be other than temporary ~~are:~~.
      There have been no changes in the manner in which we evaluate equity securities for other than temporary impairments. Equity securities, if impaired, continue to be evaluated based on the following criteria.
•	Our ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value;

~~•~~	~~The recoverability of principal and interest related to the security;~~

•	The duration and extent to which the fair value has been less than cost ~~for equity securities, or amortized cost for fixed maturity securities~~;

•	The financial condition, near-term and long-term earnings and cash flow prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions; and

•	The specific reasons that a security is in a significant unrealized loss position, including market conditions that could affect access to liquidity.
      ~~During 2008 we recorded an expense of $858,000 related to the impairment of bonds whose decline in fair value was deemed to be other than temporary. These bonds were subsequently sold in 2008, with a gain of $10,000, based on the new cost basis, recognized upon their sale. We recorded no expenses for OTTI charges during 2007.~~
      ~~At December 31, 2008 we had approximately $1.4 million of unrealized losses on our available-for-sale investment security portfolio and $1.5 million of unrecognized losses on our held-to-maturity investment security portfolio. Approximately $0.2 million of the held-to-maturity unrecognized losses pertained to securities that had been in an unrecognized loss position for more than twelve months. All unrealized or unrecognized losses at December 31, 2008 were considered to be interest rate related and temporary in nature. For further information regarding the nature and amounts of these unrealized and unrecognized losses, see Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this report.~~
     One of our strategic equity security investments was impaired at June 30, 2009. The issuer is currently in the process of executing a turnaround plan. In light of this development and the partial recovery of the fair value of the investment in the second quarter of 2009, we believe that recording an OTTI charge at June 30, 2009 would not be appropriate. We will continue to closely monitor this investment, and should the financial condition and results of operations of the investee not improve over the next few quarters, an OTTI charge may become necessary. Our unrealized loss on this equity security was approximately $2.2 million at June 30, 2009.

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Exhibit B
Note 6 to the Financial Statements — Revisions Underl1ined
6. Fair ~~Value Measurements~~Values
     ~~SFAS No. 157, Fair Value Measurements, establishes~~ Assets and liabilities reported in the financial statements at fair value are required to be classified according to a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:
•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•	Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

•	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
     The following is a description of the Company’s valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:
Valuation of Investments
     Fair values for the Company’s investment securities are obtained from a variety of independent pricing sources. Prices obtained from the various sources are then subjected to a series of tolerance and validation checks. If securities are traded in active markets, quoted prices are used to measure fair value (Level 1). If quoted prices are not available, prices are obtained from various independent pricing vendors based on pricing models that consider a variety of observable inputs (Level 2). Benchmark yields, prices for similar securities in active markets and non-binding bid or ask price quotes are just a few of the observable inputs utilized. ~~Prices determined by the model are then compared with prices provided by other vendors and against prior prices to ensure that deviations are within tolerable limits.~~ If none of the pricing vendors are able to provide a current price for a security, a fair value must be developed using alternative sources based on a variety of less objective assumptions and inputs (Level 3).
Investments Measured at Fair Value on a Recurring Basis
     Available-for-sale fixed-income securities — are recorded at fair value on a recurring basis. With the exception of U.S. Treasury securities, very few fixed-income securities are actively traded. Most fixed-income securities, such as government or agency mortgage-backed securities, tax-exempt municipal or state securities and corporate securities, are priced using a vendor’s pricing model and fall within Level 2 of the hierarchy. ~~The Company has a small number of private placement fixed-income securities that may be valued using Level 2 or Level 3 inputs at a given reporting date depending on the timing and availability of observable input data from which pricing vendors can formulate a price based on their models.~~

     In determining the fair value of securities with a Level 2 fair value, the Company solicits prices from between four and ten pricing vendors or sources. Typically, each security type, e.g., corporate bonds, mortgage-backed securities or municipal bonds, has a preferred pricing vendor that specializes in that particular security type. In these cases, the preferred vendor price is used and the prices from other vendors are used to check the reasonableness of the preferred vendor’s price by making sure that all prices for a given security fall within a specified range. This type of tolerance check helps to ensure the accuracy of the preferred vendor’s price. The tolerance threshold can vary for individual securities based on security type, region and other factors. Preferred vendor prices are also tolerance checked against previously provided prices, which are provided daily, with the exception of some municipal bonds, which are provided weekly and at month-ends.
     Prices provided by pricing vendors are based on proprietary pricing models, as described above, which produce an institutional bid evaluation. Institutional bid evaluations are an estimated price that a broker would pay for a security, typically in an institutional round lot. A bid evaluation is not a binding bid quote.
     The Company’s Level 2 fair value fixed-income securities are not actively traded. However, transactions involving these securities are frequent enough that their markets are deemed to be active. Accordingly, prices obtained from pricing vendors for Level 2 fair value fixed-income securities have not been adjusted by the Company as the prices provided by vendors appear to be based on current information that reflects orderly transactions.
     The Company currently has two private placement fixed-income securities that currently have Level 3 fair value classifications. One of these securities is valued by a non-preferred pricing vendor using a pricing model as discussed above. However, due to a lack of comparable values from other pricing vendors with which to validate the fair value of this security, we have elected to classify the fair value of this security as a Level 3. The other security with a Level 3 fair value is valued based on the present values of cash flows and contemplates interest rate, principal repayment and other assumptions made by the Company. The resulting fair value of the security approximates its par value. There have been no significant changes in the assumptions used to value Level 3 fair value securities during either the three or six months ended June 30, 2009 or 2008.
     Available-for-sale equity securities — are recorded at fair value on a recurring basis. Our available-for-sale equity security portfolio consists of publicly traded common stocks. As such quoted market prices in active markets are available for these investments, and they are therefore included in the amounts disclosed in Level 1.

     Our financial assets with changes in fair value measured on a recurring basis at ~~March 31~~June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009
	Total	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale investments:
Fixed-income securities	$238,378	$—	$232,233	$6,145
Equity securities (1)	17,786	17,786	—	—

Total	$256,164	$17,786	$232,233	$6,145

	December 31, 2008
	Total	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale investments:
Fixed-income securities	$222,941	$—	$216,722	$6,219
Equity securities (1)	19,400	19,400	—	—

Total	$242,341	$19,400	$216,722	$6,219

(1)	Included in other investments on the accompanying unaudited Condensed Consolidated Balance Sheets.
     The Company had no financial liabilities that it measured at fair value at ~~March 31~~ June 30, 2009 or December 31, ~~2009~~2008.
     The changes in the balances of Level 3 financial assets for the three and six months ended ~~March 31~~June 30, 2009 and 2008 were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Available-for-sale fixed-income securities
Beginning balance	$6,206	$7,064	$6,219	$6,911
Principal paydowns	(53)	(210)	(69)	(210)
Net unrealized appreciation included in other comprehensive income	(8)	(130)	(5)	23

Ending balance	$6,145	$6,724	$6,145	$6,724

Investment Measured at Fair Value on a Nonrecurring Basis
     Held-to-maturity fixed-income securities — are recorded at amortized cost. However, the fair value of held-to-maturity securities is measured periodically, following the processes and procedures ~~above~~described above for available-for-sale fixed-income securities, for purposes of evaluating whether any securities are other-than-temporarily impaired, as well as for purposes of disclosing~~, at least annually,~~ the unrecognized holding gains and losses associated with the held-to-maturity investment security portfolio. Any other-than-temporarily impaired securities would be reported at the fair value used to measure the impairment in a table of nonrecurring assets and liabilities measured at fair value. At ~~March~~June 30, 2009 and December 31, ~~2009~~2008 the Company did not have any held-to-maturity fixed-income securities that were considered to be other-than-temporarily impaired. Accordingly, there are no disclosures concerning assets and liabilities measured at fair value on a nonrecurring basis.
Other Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
     Other non-financial assets that are measured at fair value on a nonrecurring basis for the purposes of determining impairment include such long-lived assets as property and equipment, internally developed software and investment real estate. The Company’s non-financial liabilities measured at fair value subsequent to initial recognition are limited to those liabilities associated with certain exit costs initiated in previous periods. Due to the nature of these assets and liabilities, inputs used to develop the fair value measurements will generally be based on unobservable inputs, and therefore most of these assets and liabilities would be classified as Level 3. However, recent purchase and/or sales activity with regard to real estate investments adjoining the property owned by the Company may qualify such investments for Level 2 classification. At ~~March 31~~June 30, 2009 none of the aforementioned non-financial assets and non-financial liabilities were included in the ~~financial statements~~unaudited Condensed Consolidated Financial Statements at fair value~~,~~ in accordance with the fair value redetermination guidance applicable to such assets and liabilities. Therefore, there are no disclosures concerning non-financial assets and liabilities measured at fair value on a nonrecurring basis.
Fair Value of Financial Instruments
     The Company’s investment securities, cash and cash equivalents, premiums receivable, reinsurance recoverable on paid losses, and long-term debt constitute financial instruments. With the exception of fixed-income securities classified as held-to-maturity, the carrying amounts of all financial instruments in the unaudited Condensed Consolidated Balance Sheets approximated their fair values at June 30, 2009 and December 31, 2008. The fair value of fixed-income held-to-maturity securities as of both dates is disclosed in Note 5.

Exhibit C
Commercial Paper Detail

12/31/08 Commercial Paper		Date	Maturity	Carrying
Cusip	Description	Acquired	Date	Value
20826ANF0	CONOCOPHILLIPS CCP FDG	12/16/08	01/15/09	500
89233GNS1	TOYOTA MOTOR CREDIT US	12/12/08	01/26/09	499
70109LP42	PARKER HANNIFIN CORP	12/15/08	02/04/09	500
7426M4PA9	PRIVATE EXPORT FUNDING	12/16/08	02/10/09	500
74433GPA8	PRUDENTIAL FUNDING	12/12/08	02/10/09	499
14912DN54	CATERPILLAR FINL SVCS	12/17 /08	01/05/09	500
74005HN81	PRAXAIR INC	12/17 /08	01/08 /09	531
20826ANF0	CONOCOPHILLIPS CPP FDG	12/16/08	01/15/09	500
89233GNS1	TOYOTA MOTOR CREDIT	12/12/08	01/29/09	499
70109LP42	PARKER HANNIFIN CORP	12/15/08	02/04/09	500
7426M4PA9	PRIVATE EXPORT FUNDING	12/16/08	02/10/09	500
74433GPA8	PRUDENTIAL FUNDING	12/12/08	02/10/09	499
74433GN51	PRUDENTIAL FUNDING	11/20/08	01/05/09	9,980
89233GN51	TOYOTA MOTOR CREDIT US	11/20/08	01/05/09	9,976

Subtotal- Commercial Paper				25,983
Money Market Funds				69,873
Cash on Hand or on Deposit				5,781

Total Cash & Cash Equivalents at March 31, 2009				$101,637

03/31/09 Commercial Paper		Date	Maturity	Carrying
Cusip	Description	Acquired	Date	Value
2441W0S66	DEERE & CO	02/26/09	05/06/09	$500
89233GRE8	TOYOTA MOTOR CREDIT US	02/02/09	04/14/09	499
42823JS14	HEWLETT PACKARD CO	02/26/09	05/01/09	500
70109LR99	PARKER HANNIFIN CORP	02/26/09	04/09/09	505
89233GRE8	TOYOTA MOTOR CREDIT	02/02/09	04/14/09	499
42823JS14	HEWLETT PACKARD CO	02/26/09	05/01/09	500
2441W0S66	DEERE & CO	02/26/09	05/06/09	499
42823JS14	HEWLETT PACKARD CO	02/26/09	05/01/09	9,993
89233GS15	TOYOTA MOTOR CREDIT	02/26/09	05/01/09	9,991
2441W0S66	DEERE & CO	02/26/09	05/06/09	9,991

Subtotal- Commercial Paper				33,477
Money Market Funds				83,588
Cash on Hand or on Deposit				1,664

Total Cash & Cash Equivalents at March 31, 2009				$118,729

Exhibit D
Form 10-Q — Revisions Underlined
From the Results of Operations Section of APCapital’s June 30, 2009 MD&A
     Net incurred loss and loss adjustment expenses, which we refer to collectively as losses, for the second quarter of 2009 decreased $4.6 million compared with the second quarter a year ago. The accident year loss ratio for the second quarter of 2009 was 81.7%, up from 78.5% in the second quarter of 2008. Losses for the first half of 2009 were down $5.1 million from the same period a year ago and the accident year loss ratio increased to 81.5% from 78.2% in the first half of 2008. The increase in the accident year loss ratio was principally the result of premium rate decreases, and the resulting decreases in net premiums earned, partially offset by the continued favorable trends in reported claim frequency. Reported claims during the second quarter and first half of 2009 were 254 and 498, respectively, compared with 261 and 493 for the same periods last year. The average number of reported claims per quarter over the last 20 quarters was 292 as of June 30, 2009. The trends that have resulted in favorable development on prior accident years in 2009 and 2008, as discussed below, also had a moderating effect on the increase in the 2009 accident year loss ratios.
     Favorable development on prior years’ loss reserves for both the second quarter and first half of 2009 increased by $3.1 million and $2.9 million, respectively, compared to the same periods a year ago. The increases in favorable development were the result of continued favorable severity trends on our medical professional liability business, partially offset by an increase in severity noted on our run-off workers’ compensation business. Medical professional liability paid loss severity has increased slightly in recent quarters to $76,200 per claim closed with payment in the second quarter of 2009, compared with an average of $67,000 over the last 20 quarters. This recent increase in severity follows several years of stable paid loss severity. However, our paid loss severity remains lower than anticipated.
     Our actuarial estimates of reserves include projections of higher severity contemplating medical loss cost inflation, our higher reinsurance retention levels, and a general change in the composition of our outstanding claims inventory. As the number of outstanding claims and frequency of non-meritorious claims have declined, we have assumed the remaining claims would be more severe and have a higher likelihood of loss. To date, the impact of medical loss cost inflation and the higher reinsurance levels have not been as severe as we anticipated. While the severity of the open claims has increased, the actual loss payments on these claims have not been as much as we projected. In addition, we continue to close a consistent percentage of claims with no indemnity payments. As a result of these less than expected severity trends, our actuarially projected ultimate losses for prior accident years have decreased, which has resulted in the additional favorable development noted during 2009 and 2008.
     We believe that our current loss reserve estimate represents our best estimate of the ultimate cost to settle our claims obligations as of June 30, 2009. However, should actual loss trends continue to develop more favorably than our prior estimates, we likely will experience additional favorable development in future periods. Historical favorable prior year development is not indicative of future operating results, as the amount, if any, and timing of future favorable development is contingent upon the continued emergence of the claim trends we have noted in recent years, as well as many other internal and external factors, including those discussed in our most recent Annual Report on Form 10-K.

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From the Financial Condition section of the MD&A

	June 30,	December 31,
	2009	2008	Change	% Change
	(In thousands, except claim and per claim data)
Net case reserves	$240,817	$236,093	$4,724	2.0%
Number of open claims	1,349	1,418	(69)	-4.9%
Average net case reserve per open claim	$178,515	$166,497	$12,018	7.2%
Net IBNR reserves	$291,253	$303,856	$(12,603)	-4.1%
Total net reserves	$532,070	$539,949	$(7,879)	-1.5%
     Net case reserves and the average net case reserve per open claim at June 30, 2009 both increased compared with December 31, 2008. The increases were primarily the result of increases in case reserves pertaining to the 2008 accident year. However, claims associated with prior years continue to settle for less than expected, which along with decreases in our open and IBNR claim counts, has led to a reduction in IBNR reserves.
     Our run-off workers’ compensation net reserves at June 30, 2009 were $23.7 million compared with $22.3 million at December 31, 2008. Workers’ compensation net reserves developed unfavorably in the first half of 2009 by $2.9 million. The increase in reserves and the adverse development were mostly the result of increases in the case reserves were principally related to claims in Kentucky and Minnesota. These case reserve increases appear to reflect an increase in claim severity that was not contemplated in the actuary’s December 31, 2008 projection of ultimate losses and thus have resulted in adverse prior year development. Open workers compensation claims decreased to 200 at June 30, 2009 from 210 at December 31, 2008. Workers’ compensation, like medical professional liability, is also a long-tailed line of business, and as a result, it will be several years until we settle all workers’ compensation claims.
     Although considerable judgment is inherent in the estimation of net loss and loss adjustment expense reserves, we believe that our net reserves for medical professional liability claims are adequate. However, there can be no assurance that losses will not exceed the reserves we have recorded, or that we will not later determine that our reserve estimates were inadequate, as future trends related to the frequency and severity of claims, and other factors may develop differently than management has projected. The assumptions and methodologies used in estimating and establishing reserves for unpaid loss and loss adjustment expenses are continually reviewed and any adjustments are reflected as income or expense in the period in which the adjustment is made. Historically, such adjustments have not exceeded eight-percent (8%) of our recorded net reserves as of the beginning of the period, but such adjustments can materially and adversely affect our results of operations when they are made.

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